EXHIBIT 12

                       TOSCO CORPORATION AND SUBSIDIARIES
                       RATIO OF EARNINGS TO FIXED CHARGES
                   (Thousands of Dollars, Except Ratio Data)
                                   (Unaudited)

                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                      1997            1996
                                                    -----------     -----------
Income before income taxes                           $ 6,193         $ 39,618

Fixed charges to be added to income before income taxes:
  Interest expense, including amortization of
   debt expenses                                      24,143           16,723
  Dividends on company-obligated, mandatorily
   redeemable, convertible preferred securities        4,312
  Interest factor of rental expense                    7,175            4,718
                                                    ----------       ----------
Income as adjusted                                   $41,823         $ 61,059
                                                    ----------       ----------
Fixed charges:
  Interest expense, including amortization of
    debt expenses                                    $24,143         $ 16,723
  Interest capitalized                                   249              340
  Dividends on company-obligated, mandatorily
    redeemable, convertible preferred securities       4,312
  Interest factor of rental expense                    7,175            4,718
                                                     ----------      ----------
Total fixed charges                                  $35,879          $21,781

Ratio of earnings to fixed charges                      1.17             2.80
                                                     ==========      ==========